BAKER & MCKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2005 JUN 16 P 2:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

FILE NO. 82-4861

June 6, 2005

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


05009040

SUPPL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following documents published by the Company in Japan.

- Notice of Purchase by the Company of its Own Shares on the Market (dated April 26, 2005) (English translation);
- Notice of Dividends to Commemorate the 15th Anniversary of Establishment of the Company (dated April 28, 2005) (English translation);
- Notice of Tie-up with Macronix International Co., Ltd. (dated May 12, 2005) (English translation);
- Notice of Granting of Stock Options by the Method of Stock Acquisition Rights (dated May 13, 2005) (English translation) and
- Notice of Introduction of Electronic Public Notice System (dated May 13, 2005) (English translation)

Yours very truly,

PROCESSED
JUN 17 2005
THOMSON FINANCIAL

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

RECEIVED
2005 JUN 14 P 2:0
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4861

(Translation)

April 26, 2005

Dear Sirs,

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Purchase by the Company of its Own Shares on the Market

Notice is hereby given that MegaChips Corporation (the "Company"), in order to acquire its own shares under Article 211-3, Paragraph 1, No. 2 of the Commercial Code of Japan, carried out a purchase of its own shares on the market as described below.

Notice is also given that the acquisition of its own shares by the Company authorized by the resolution adopted at the meeting of its Board of Directors held on March 31, 2005 was completed as a result of this purchase.

Description

1. Class of shares purchased: Shares of common stock of the Company
2. Purchase period: From April 1, 2005 to April 26, 2005
3. Number of shares purchased: 500,000 shares
4. Aggregate purchase prices: ¥613,969,700
5. Method of purchase: Purchase on the market established by the Tokyo Stock Exchange

(For reference)

The resolution adopted at the meeting of its Board of Directors held on March 31, 2005

- Class of shares to be purchased: Shares of common stock of the Company
- Number of shares to be purchased: (Not exceeding) 500,000 shares
- Total number of shares to be purchased: (Not exceeding) ¥700,000,000
- Purchase period: From April 1, 2005 to April 28, 2005
- Method of purchase: Purchase on the market established by the Tokyo Stock Exchange

Total number of its own shares acquired on and after the date of the resolution adopted at the meeting of the Board of Directors (March 31, 2005) to April 26, 2005.

- Total number of shares purchased: 500,000 shares
- Aggregate purchase prices: ¥613,969,700

- END -

(Translation)

File No. 82-4861

April 28, 2005

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Dividends to Commemorate the 15th Anniversary of Establishment of the Company

Notice is hereby given that at the meeting of the Board of Directors of MegaChips Corporation (the "Company") held on April 28, 2005, it was resolved that the Company would pay a dividend of ¥5 per share to commemorate the 15th anniversary of its establishment.

The matter will be submitted to the 15th Ordinary General Meeting of Shareholders of the Company to be held on June 24, 2005.

Description

1. Reason for the payment of commemorative dividends:

On April 4, 1990, the Company was established with the "vision" to develop an R&D-oriented, fabless company, which was unique in Japan in those days, and with the business objective to provide system solutions by system LSIs. Now we are very happy to say that the Company celebrated the 15th anniversary of establishment this year. We owe all this to our shareholders, as well as our customers, employees and all other related parties and we feel cordially obliged to them for their support and cooperation.

Hence, to thank our shareholders for their continued support, management intends to pay commemorative dividends.

2. Business year ended March 31, 2005 (from April 1, 2004 to March 31, 2005)

	Previous forecast	Adjusted forecast	(For reference) Previous results (for the business year ended March 31, 2004)
Proposed annual dividend per share	Ordinary dividend ¥10	Ordinary dividend ¥10 Commemorate dividend ¥5 Total: ¥15	Ordinary dividend ¥10

(Note) No interim dividends were paid for the business years ended March 31, 2004 and March 31, 2005.

- END -

(Translation)

May 12, 2005

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Tie-up with Macronix International Co., Ltd.

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on May 12, 2005, resolved that the Company would enter into a strategic business tie-up with Macronix International Co., Ltd. (Taiwan Stock Exchange: 2337, NASDAQ: MXICY; "Macronix"), as described below:

Description

1. Purpose of the business tie-up:

Macronix and the Company have entered into a strategic business tie-up to expand LSI business and system business in the Asia-Pacific region principally consisting of the Chinese market with growth potential in the future.

Simultaneously, the Company will through its investment subsidiary in Taiwan acquire the shares of Macronix and appoint a director of Macronix. This is intended to foster mutual development of both companies by building closer personnel and capital relationships, in addition to the trading relationship for the past fifteen years.

2. Contents of the business tie-up:

- MegaChips Group will provide Macronix with application-specific LSIs (ASSP) related with cellular phones, digital still cameras and terrestrial digital broadcasting based on its sophisticated intellectual properties and know-how in the LSI business area developed in Japan and basic technologies and base

products for network cameras and security-related products in the system business area and Macronix will provide technical and local-tailoring support necessary to expand the market.

- Macronix will promote marketing, planning and propositions to increase sales of products of MegaChips Group; MegaChips Group and Macronix will jointly develop new LSI products with their technologies and Macronix will market such new LSI products.

- MegaChips Group will promote marketing, planning and propositions to increase sales of products of Macronix; MegaChips Group and Macronix will jointly develop new LSI products with their technologies and MegaChips Group will market such new LSI products.

- Engineers of LSI chip designs at Macronix' China Design Center and engineers of algorism and architecture development of the Company will cooperate and supplement each other to improve both companies' development capabilities and expand their lines of products.

3. Outline of Macronix International Co., Ltd.:

(1)	Trade name:	Macronix International Co., Ltd.	
(2)	Listing stock exchange:	Taiwan Stock Exchange: 2337, NASDAQ: MXICY	
(3)	Contents of business:	Development, manufacture and sale of mask ROMs, flash memories, EPROM and ASSP, etc.	
(4)	Establishment:	December 1989	
(5)	Location of head office:	16, Li-Hsin Road, Science Park, Hsin-chu, Taiwan	
(6)	Representative:	Miin Wu, Chairman & CEO	
(7)	Capital:	NT$65.5 billion	
(8)	Number of employees:	Approx. 3,600	
(9)	Principle shareholder and shareholding ratio:	National Stabilization Fund	1.31%
		Credit Swiss First Boston International -Standard Chartered Bank Trust Account-	1.11%
		Delta Electronics Ltd.	0.81%
		Kuo Hua Life Insurance Co., Ltd.	0.80%
		Treasury Stock, Macronix International Co., Ltd.	0.79%
		Mr. Miin Wu	0.61%

4. Relationship with the Company:

(1) Capital relationship: The Company holds 120,050,000 shares (approx. 2.6% of the issued shares) of Macronix International Co., Ltd., through its subsidiary in Taiwan, Shun Yin Investment Ltd. (Head office:

Taipei, Taiwan)

(2) Personnel relationship: Executive Officer of the Company Akira Takata will assume the office of director of Macronix.

(3) Trading relationship: The Company consigns to Macronix the manufacturing of customer-specific LSIs and purchases such products from Macronix.

5. Schedule:

May 12, 2005: Resolution of the Board of Directors

To conclude a "GENERAL AGREEMENT ON BUSINESS ALLIANCE" and begin the joint ventures

6. Future prospect:

The Company forecasts annual sales of ¥10 billion to ¥15 billion in the LSI business and system business on the Chinese market, among others, for the year ending March 31, 2008.

7. Forecast of operating results:

The forecast of operating results in the future will be described in the brief statement of accounts for the year ended March 31, 2005 to be publicized at 16:00 on May 13, 2005.

8. Reference information:

Macronix and the Company will issue a joint release "Expand partnership, Macronix and MegaChips" attached herewith in Taipei, Taiwan tomorrow morning.

- END -

File No. 82-4861

(Translation)

May 13, 2005

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Granting of Stock Options by the Method of Stock Acquisition Rights

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on May 13, 2005, resolved that the Company would submit a proposition for the issuance, free of charge, of stock acquisition rights as stock options as provided for in Article 280-20 and Article 280-21 of the Commercial Code of Japan at the 15th Ordinary General Meeting of Shareholders of the Company (to be held on June 24, 2005), as described below:

Description

1. Reason for requiring the issuance of stock acquisition rights on specifically favorable conditions:

   To afford incentives to and raise the morale of the directors, corporate auditors and employees of the Company and its subsidiaries, as well as their outside collaborators, to contribute to increasing the market value of the whole MegaChips Group, the Company intends to issue stock acquisition rights, free of charge, to the directors, corporate auditors and employees of the Company and its subsidiaries, as well as their outside collaborators.

2. Outline of the issuance of stock acquisition rights:

   (1) Qualified grantees of stock acquisition rights:

   Directors, corporate auditors and employees of the Company and its subsidiaries, as well as their outside collaborators.

(2) Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

Not exceeding the total number of 100,000 shares of common stock of the Company.

In the event that the Company divides or consolidates its shares, the said number of shares to be issued or transferred upon exercise of the stock acquisition rights shall be adjusted in accordance with the following formula.

Such adjustment shall be made only to the number of the shares in respect of which the said stock acquisition rights have not been exercised then, with any fraction of one share occurring upon such adjustment discarded.

Number of shares as adjusted	=	Number of shares before adjustment	X	Division/consolidation ratio

In the event that the Company is merged or consolidated with another company and the stock acquisition rights are succeeded to or in the event that the Company incorporates a company or transfer business by a corporate separation (*Shinsetsu-bunkatsu* or *Kyushu-bunkatsu*), the Company shall make such adjustment to the number of shares to be issued or transferred upon exercise of the stock acquisition rights as it deems necessary.

(3) Total number of stock acquisition rights to be issued:

1,000 rights (number of shares to be issued or transferred for each stock acquisition right: 100 shares).

(4) Issue price of a stock acquisition right:

Free of charge.

(5) Amount to be paid in upon exercise of a stock acquisition right:

The paid-in amount per stock acquisition right shall be a paid-in amount per share to be determined as follows (the "Paid-in Amount"), multiplied by the number of shares to be issued or transferred for each stock acquisition right as set forth in (3) above. The Paid-in Amount shall be an amount obtained by multiplying by 1.05 the average of the daily closing prices (regular way) of shares of the Company on the Tokyo Stock Exchange for the days (exclusive of any day on which transactions are not validly made) of the month immediately preceding the month under which the issue date of the stock acquisition rights falls, with any fraction of one yen rounded upward to the nearest one yen.

Provided, however, that if the amount so obtained falls below the closing price on the day immediately preceding the issue date of the stock acquisition rights (or if the closing price is not available on that day, the closing price on any day immediately preceding

that day), the Paid-in Amount shall be the closing price on the day immediately preceding the issue date of the stock acquisition rights (or if the closing price is not available on that day, the closing price on any day immediately preceding that day).

In the event that the Company divides or consolidates its shares after the issuance of the stock acquisition rights, the Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{1}{\text{Division/consolidation ratio}}$$

In the event that the Company issues new shares at a paid-in price lower than the current market price (other than upon exercise of stock acquisition rights) after the issue date of the stock acquisition rights, the Paid-in Amount shall be adjusted in accordance with the following formula, with any fraction of one yen occurring upon such adjustment rounded upward to the nearest one yen:

$$\text{Paid-in Amount as adjusted} = \text{Paid-in Amount before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued shares} \times \text{Paid-in price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued shares}}$$

In the above formula, the "number of already issued shares" represents the total number of issued shares of common stock of the Company after deducting the total number of its own shares of common stock held by the Company. In case of the disposition by the Company of its own shares, the "number of newly issued shares" shall be read as the "number of its own shares to be disposed of".

(6) Exercise period of the stock acquisition rights:

September 1, 2007 to September 30, 2010.

(7) Terms and conditions of the exercise of stock acquisition rights:

(i) Any grantee of stock acquisition rights shall remain in office as director, corporate auditor or employee of the Company or its subsidiaries, or their outside collaborator when he/she exercises the rights, unless he/she leaves office upon expiration of the term of office as director or corporate auditor of the Company or its subsidiaries, or due to his/her mandatory retirement age or any other good reason.

(ii) Any stock acquisition right shall not be transferred, pledged or otherwise disposed of.

(iii) If any grantee of stock acquisition rights dies, his/her heir shall be entitled to exercise his/her rights, subject to the terms and conditions stipulated in a "contract of granting stock acquisition rights" set forth in (iv) below.

(iv) Any other terms and conditions of the exercise of stock acquisition rights shall be governed by a "contract of granting stock acquisition rights" to be entered into between the Company and the relevant grantee of the stock acquisition rights in accordance with the resolutions to be adopted at the 15th Ordinary General Meeting of Shareholders of the Company and at a meeting of its Board of Directors for the issuance of the stock acquisition rights.

(8) Events and conditions to cancel stock acquisition rights:

(i) In the event that a proposition for the approval of a merger agreement under which the Company shall be merged, or a share exchange agreement or a share transfer under which the Company shall become a wholly-owned subsidiary is approved at a General Meeting of Shareholders, the Company may cancel the stock acquisition rights without consideration.

(ii) In the event that any grantee of stock acquisition rights ceases to meet the terms or conditions to exercise his/her stock acquisition rights as stipulated in item (7) above before he/she does so, the Company may cancel his/her stock acquisition rights without consideration.

(9) Restriction on a transfer of stock acquisition rights:

Any transfer of stock acquisition rights shall be subject to the approval of the Board of Directors.

Note) The details described above shall be subject to the approval and adoption of the proposition on the "Issuance of Stock Acquisition Rights as Stock Options" at the 15th Ordinary General Meeting of Shareholders of the Company to be held on June 24, 2005.

- END -

FILE NO. 82-4861

(Translation)

May 13, 2005

Dear Sirs,

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Introduction of Electronic Public Notice System

It is hereby notified that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on May 13, 2005, determined to submit a proposition to amend its Articles of Incorporation to introduce an electronic public notice system to its 15th Ordinary General Meeting of Shareholders to be held on June 24, 2005 for its approval thereof, as described below:

Description

1. Reason for the amendment to the Articles of Incorporation

In accordance with the enforcement on February 1, 2005 of the "Law to Amend Part of the Commercial Code, Etc. for Introduction of Electronic Public Notice System" (2004 Law No. 87) of Japan, an electronic public notice is authorized on condition of a provision thereof in the articles of incorporation. Hence, the Company desires to amend the method of giving public notice specified in Article 4 of its Articles of Incorporation from the Nihon Keizai Shimbun to electronic public notices and also provide for a measure in case an electronic public notice is not available due to any unavoidable cause.

2. Content of the amendment to the Articles of Incorporation

Current provision	Proposed amendment
(Method of giving public notice) Article 4. Public notices of the Company shall be given <u>in the Nihon Keizai Shimbun</u>.	(Method of giving public notice) Article 4. Public notices of the Company shall be given <u>by electronic public notice.</u> <u>2. In case such electronic public notice is rendered unavailable by any</u>

	unavoidable cause, a public notice shall be given in the Nihon Keizai Shimbun.

3. Site to place public notices

The address of the website to place public notices will be determined at a meeting of the Board of Directors to be held immediately after the adoption of the resolution of the proposition at the 15th Ordinary General Meeting of Shareholders of the Company to be held on June 24, 2005. Notice of such address will be publicized as soon as it is determined.

-END-